

05046979

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation	0000888874
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, March 18, 2005, Series 2005-AR2	333-48481
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 4, 2005

NOMURA ASSET ACCEPTANCE CORPORATION



By: ____________________
Name: N. Dante LaRocca
Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2005-AR2

$505 Million (+/- 10%)

(Approximate)

Computational Materials

March 30, 2005

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the Securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the "**Computational Materials**") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("**NSI**") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "**NAAC**"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AR2 (the "**Securities**") discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the final prospectus and prospectus supplement (collectively, the "**Final Offering Documents**") relating to the Securities. The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (the "**Statistical Pool**") expected to be included in the trust along with other Mortgage Loans (defined below) on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the "**Final Pool**"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview

Class	Initial Principal Balance [1]	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	Collateral W.A. MTR	Expected Rating (S&P/Moody's) [2]
I-A	$32,482,000	Variable [3]	5.220	25	1.84	1 - 34 [4]	34	AAA/Aaa
II-A-1	$93,008,000	Variable [3]	5.561	25	2.4	1 - 57 [4]	57	AAA/Aaa
II-A-2	$10,334,000	Variable [3]	5.561	25	2.4	1 - 57 [4]	57	AAA/Aaa
III-A-1	$62,693,000	Floating [6]	3.080	25	2.83	1 - 94 [5]	36	AAA/Aaa
III-A-2	$62,095,000	Floating [6]	3.050	25	2.83	1 - 94 [5]	36	AAA/Aaa
III-A-3	$13,865,000	Floating [6]	3.080	25	2.83	1 - 94 [5]	36	AAA/Aaa
IV-A-1	$160,038,000	Floating [6]	3.060	25	2.83	1 - 94 [5]	36	AAA/Aaa
IV-A-2	$17,782,000	Floating [6]	3.105	25	2.83	1 - 94 [5]	36	AAA/Aaa
M-1	$28,612,000	Floating [6]	3.380	25	5.18	37 - 94 [5]	36	[AA/Aa2]
M-2	$10,316,000	Floating [6]	3.530	25	5.16	37 - 94 [5]	36	[A+/A1]
M-3	$6,149,000	Floating [6]	3.630	25	5.15	37 - 94 [5]	36	[A-/A3]
M-4	$3,608,000	Floating [6]	4.030	25	4.88	37 - 87 [5]	36	[BBB+/Baa1]
M-5	$3,913,000	Floating [6]	4.630	25	4.14	37 - 71 [5]	36	[BBB-/Baa2]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	**$504,895,000**							

NOTE: The Class X, Class P and Class R Certificates will not be included in any offering of the Securities executed pursuant to the Final Offering Documents. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rates on the Class I-A Certificates are expected to be approximately [5.220]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class I-A Certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0.000]% per annum (30/360, 24 day delay). The initial pass-through rates on the Class II-A-1 and Class II-A-2 Certificates are expected to be approximately [5.561]% per annum. After the first Distribution Date, the per annum pass-through rates on these certificates will equal the weighted average of the net mortgage rates of the Group II Mortgage Loans minus (i) with respect to the Class II-A-1 Certificates, [0.000]% per annum (30/360, 24 day delay) and (ii) with respect to the Class II-A-2 Certificates, [0.000]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group III, Group IV and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap (actual/360 accrual basis, 0 day delay), and (iv) the related Maximum Interest Rate. The certificate margins and hard caps for the Group III, Group IV and Subordinate Certificates are as follows:

Class	Certificate Margin (A)	Certificate Margin (B)	Hard Cap
III-A-1	[0.250]%	[0.500]%	[11.000]%
III-A-2	[0.220]%	[0.440]%	[11.000]%
III-A-3	[0.250]%	[0.500]%	[11.000]%
IV-A-1	[0.230]%	[0.460]%	[11.000]%
IV-A-2	[0.275]%	[0.550]%	[11.000]%
M-1	[0.550]%	[1.050]%	[11.000]%
M-2	[0.700]%	[1.200]%	[11.000]%
M-3	[0.800]%	[1.300]%	[11.000]%
M-4	[1.200]%	[1.700]%	[11.000]%
M-5	[1.800]%	[2.300]%	[11.000]%

(A) On or prior to the first possible optional termination date.
(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $508,199,154 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of three years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of five years, Group III is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years and Group IV is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years.

The collateral information contained herein reflects the anticipated April 1, 2005 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 33.

Characteristics of the Mortgage Loans

	Group I	Group II	Group III	Group IV	Total
Current Mortgage Rate*	5.485%	5.830%	6.819%	6.801%	**6.490%**
Current Net Mortgage Rate*	5.220%	5.561%	6.543%	6.515%	**6.213%**
Cut-off Date Mortgage Loan Principal Balance	$36,496,133.57	$116,115,186.03	$155,789,828.01	$199,798,006.73	**$508,199,154.34**
Cut-off Date Average Mortgage Loan Principal Balance	$268,353.92	$252,974.26	$402,557.7	$191,377.40	**$250,838.67**
Mortgage Loan Count	136	459	387	1,044	**2,026**
Original Term (months)*	360	360	360	360	**360**
Months Since Origination*	3	3	2	2	**2**
Stated Remaining Term (months)*	357	357	358	358	**358**
Mortgage Loans with Interest Only Terms	82.14%	72.31%	69.11%	68.84%	**70.67%**
Mortgage Loans with Prepay Penalty Terms	63.62%	39.42%	49.83%	55.71%	**50.75%**
Credit Score**	711	712	693	692	**699**
Original Loan-to-Value Ratio*	74.40%	75.50%	78.00%	79.71%	**77.85%**
Original Loan-to-Value Ratio Over 80% Without MI	0.50%	0.00%	1.05%	0.42%	**0.52%**
Documentation Type - Full / Alternative	26.96%	33.20%	16.02%	18.52%	**21.72%**
Loan Purpose - Purchase / Rate-Term	72.40%	70.33%	79.44%	83.00%	**78.25%**
Occupancy Type - Primary / Second Home	74.71%	87.31%	69.11%	63.83%	**71.59%**
Property Type - Single Family Residence / PUD	73.87%	79.59%	67.51%	62.31%	**68.68%**
California Concentration	29.56%	11.96%	25.00%	13.93%	**18.00%**
Months to Next Rate Adjustment*	34	57	30	30	**36**
First Periodic Rate Cap*	3.683%	5.410%	3.643%	3.688%	**4.067%**
Subsequent Periodic Rate Cap*	1.320%	1.670%	1.121%	1.137%	**1.267%**
Lifetime Rate Cap*	5.443%	5.555%	5.276%	5.416%	**5.407%**
Margin*	2.916%	2.720%	3.621%	3.752%	**3.416%**
Net Margin*	2.651%	2.450%	3.345%	3.466%	**3.138%**
Minimum Mortgage Rate*	2.954%	2.769%	3.644%	3.820%	**3.464%**
Maximum Mortgage Rate*	10.927%	11.385%	12.096%	12.217%	**11.897%**

*** Weighted Average**

**** Non-zero Weighted Average**

Credit scores are currently unavailable for two Group II Mortgage Loans with an aggregate principal balance of $778,800 (0.67% of Group II) and for four Group IV Mortgage Loans with an aggregate principal balance of $605,041 (0.30% of Group IV).

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR2
Cut-off Date:	April 1, 2005
Closing Date:	On or about April 28, 2005
Investor Settlement Date:	On or about April 29, 2005
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Servicer:	Initially, GMAC Mortgage Corporation The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee/Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company, as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.
Class III-A-2 Cap Provider:	[Nomura Global Financial Products Inc.]
Class III-A-3 Cap Provider:	[Nomura Global Financial Products Inc.]
Class IV-A-2 Cap Provider:	[Nomura Global Financial Products Inc.]
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates (other than the Class I-A, Class II-A-1 and Class II-A-2 Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A, Class II-A-1 and Class II-A-2 Certificates. For the Class I-A, Class II-A-1 and Class II-A-2 Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs.
Distribution Date:	The 25th day of each calendar month beginning in May 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in May 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificates Designations:	Class I-A Certificates (the **"Group I Certificates**) Class II-A-1 and Class II-A-2 Certificates (together, the **"Group II Certificates"**) Class III-A-1, Class III-A-2 and Class III-A-3 Certificates (collectively, the **"Group III Certificates"**) Class IV-A-1 and Class IV-A-2 Certificates (together, the **"Group IV Certificates"** and with the Group I, the Group II and the Group III Certificates, collectively the **"Senior Certificates"**)

Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the **"Subordinate Certificates"**)

Class X Certificates

Class P Certificates

Class R Certificates

Only the Group I, Group II, Group III, Group IV and Subordinate Certificates will be included in any offering that may be executed pursuant to the Final Offering Documents (collectively, the **"Offered Certificates"**).

Private Certificates: The Class X, Class P and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

Prepayment Period: With respect to any Distribution Date, the immediately preceding calendar month.

Accrual Period: The Accrual Period for any class of Offered Certificates (other than the Class I-A, Class II-A-1 and Class II-A-2 Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

The Accrual Period for the Class I-A, Class II-A-1 and Class II-A-2 Certificates and any Distribution Date will be the calendar month immediately preceding the month in which such Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.

Optional Termination: At its option, the Class X Certificateholder (unless it is an affiliate of the Seller) may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Taxation – REMIC: For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

SMMEA Eligibility: The Offered Certificates, other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

ERISA Considerations: The Offered Certificates are expected to be ERISA eligible.

Ratings: The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and/or Standard & Poor's Ratings Services (**"S&P"**), with the ratings indicated in the table on page 3 of this document.

CREDIT ENHANCEMENT

Overcollateralization

The Group I, Group II, Group III and Group IV Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II, Group III and Group IV Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II, Group III and Group IV Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II, Group III and Group IV Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately [0.65]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [0.65]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [1.30]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Group I, Group II, Group III and Group IV Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The earlier of (i) the first Distribution Date following the Distribution Date on which the certificate principal balances of the Senior Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in May 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [22.00]%.

Credit Enhancement Percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A***	[89.00]	[11.00]	[11.00]	[22.00]
M-1	[5.63]	[5.37]	[5.37]	[10.74]
M-2	[2.03]	[3.34]	[3.34]	[6.68]
M-3	[1.21]	[2.13]	[2.13]	[4.26]
M-4	[0.71]	[1.42]	[1.42]	[2.84]
M-5	[0.77]	[0.65]	[0.65]	[1.30]

* Prior to the Stepdown Date, based on aggregate loan balance as of the Cut-off Date.

** After Stepdown Date, based on aggregate loan balance as of such date of determination.

*** Refers to the Class I-A, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A-1 and Class IV-A-2 Certificates collectively.

Note: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the Securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

Trigger Event

A Trigger Event will occur for any Distribution Date if either (i) the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [27.00]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance of the Mortgage Loans on the Closing Date for such Distribution Date is greater than the percentage set forth below:

Trigger Event	
Range of Distribution Dates	Cumulative Loss Percentage
May 2008 - April 2009	[1.10]
May 2009 - April 2010	[1.55]
May 2010 - April 2011	[2.05]
May 2011 and thereafter	[2.40]

The cumulative loss percentages set forth above are applicable to the first Distribution Date in the corresponding range of Distribution Dates. The cumulative loss percentage for each succeeding Distribution Date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first Distribution Date in that range and the percentage applicable to the first Distribution Date in the succeeding range.

Group IV Trigger Event

A Group IV Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate loan balance of the Mortgage Loans as of the Cut-off Date exceeds [1.10]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Delinquency Rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans 60 or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Class I-A, Class II-A-1, Class III-A-1, Class III-A-2 and Class IV-A-1 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fifth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero, and sixth, 1) with respect to realized losses on the Group II Mortgage Loans only, to the Class II-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero, 2) with respect to realized losses on the Group III Mortgage Loans only, to the Class III-A-3 Certificates, until the certificate principal balance of such class has been reduced to zero, and 3) with respect to realized losses on the Group IV Mortgage Loans only, to the Class IV-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Cap Agreements

The Class III-A-2 Certificates will have the benefit of an interest rate cap agreement (the "Class III-A-2 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class III-A-2 Cap Provider"). Pursuant to the Class III-A-2 Cap Agreement and with respect to the related Certificates, the Class III-A-2 Cap Provider will pay the Trustee an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.78% with respect to the Class III-A-2 Certificates, the payment due will be calculated as if one-month LIBOR were 10.78%); (2) the related Class III-A-2 scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360; and (4) 100.

The Class III-A-3 Certificates will have the benefit of an interest rate cap agreement (the "Class III-A-3 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class III-A-3 Cap Provider"). Pursuant to the Class III-A-3 Cap Agreement and with respect to the related Certificates, the Class III-A-3 Cap Provider will pay the Trustee an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.75% with respect to the Class III-A-3 Certificates, the payment due will be calculated as if one-month LIBOR were 10.75%); (2) the related scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360; and (4) 100.

The Class IV-A-2 Certificates will have the benefit of an interest rate cap agreement (the "Class IV-A-2 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class IV-A-2 Cap Provider"). Pursuant to the Class IV-A-2 Cap Agreement and with respect to the related Certificates, the Class IV-A-2 Cap Provider will pay the Trustee an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.23% with respect to the Class III-A-2 Certificates, the payment due will be calculated as if one-month LIBOR were 9.23%); (2) the related scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360; and (4) 100.

If, on any Distribution Date, the cap payments made by the Class III-A-2, Class III-A-3 and Class IV-A-2 Cap Providers with respect to the Class III-A-2, Class III-A-3 or Class IV-A-2 Certificates exceed the product of: (1) the excess, if any, of one-month LIBOR over the specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.78% with respect to the Class III-A-2 Cap Agreement, 10.75% with respect to the Class III-A-2 Cap Agreement or 9.23% with respect to the Class IV-A-2 Cap Agreement, the payment due will be calculated as if one-month LIBOR were 10.78%, 10.75% or 9.23%, as applicable); and (2) the certificate principal balance of the related class of certificates for such Distribution Date, the excess will be distributed to the Class X Certificates.

The scheduled notional amounts and strike rates for the Class III-A-2, Class III-A-3 and Class IV-A-2 Cap Agreements are set forth in the schedules on pages 30, 31 and 32, respectively.

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II, Group III and Group IV Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group III, Group IV and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related

Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Group I, Group II, Group III, Group IV and Subordinate Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Group I, Group II, Group III, Group IV and Subordinate Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group III and Group IV Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the related Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the related Mortgage Loans. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group III Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group III Mortgage Loans for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

With respect to the Group IV Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group IV Mortgage Loans for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II, Group III and Group IV Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Interest Remittance Amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

For any Distribution Date, the Optimal Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Mortgage Loans as of the first day of the related due period minus, (A) with respect to the Group I Mortgage Loans, the product of (x) [TBD]% and (y) the certificate principal balance of the Class I-A Certificates and (B) with respect to the Group II Mortgage Loans, the sum of (i) the product of (x) [TBD]% and (y) the certificate principal balance of the Class II-A-1 Certificates divided by the aggregate certificate principal balance of the Group II Certificates and (ii) the product of (x) [TBD]% and (y) the certificate principal balance of the Class II-A-2 Certificates divided by the aggregate certificate principal balance of the Group II Certificates, divided by (y) 12 and (2) the aggregate loan balance of the Mortgage Loans for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Group I, Group II, Group III, Group IV and Subordinate Certificates are described on page 3 of this document.

With respect to the Group III, Group IV and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about April 29, 2005.

The amount of interest payable on each Distribution Date in respect of each class of the Senior and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group III, Group IV or Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

(1) from the Interest Remittance Amount for the Group I, Group II, Group III and Group IV Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for the Senior Certificates and such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such Distribution Date; and then (y) concurrently, to the Group II, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II, Group III and Group IV Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class II-A-1 and Class II-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group III and Group IV Mortgage Loans on such Distribution Date;

(c) the Interest Remittance Amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group IV Mortgage Loans on such Distribution Date; and

(d) the Interest Remittance Amount for the Group IV Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class IV-A-1 and Class IV-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group III Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group III Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(7) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (6) above (such amount, "**Monthly Excess Interest**") for such Distribution Date.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [78.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [89.26]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.32]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [95.74]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.16]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans, concurrently, to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero with the exception that if a Group IV Trigger Event is in effect, principal distributions to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be allocated first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero.

B) i. from the Principal Payment Amount for the Group I Mortgage Loans remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently to the Group II, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of principal to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Principal Payment Amount for Group II remaining after the certificate principal balance of the Class II-A-1 and Class II-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of principal to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Principal Payment Amount for Group III remaining after the certificate principal balance of the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of principal to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero; and

iv. from the Principal Payment Amount for Group IV remaining after the certificate principal balance of the Class IV-A-1 and Class IV-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group III Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Group II Allocation Amount, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

iii. from the Group III Allocation Amount, concurrently, to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

iv. from the Group IV Allocation Amount, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

B) from the Group I Allocation Amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently, to the Group II, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balances of the Class II-A-1 and Class II-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Group III Allocation Amount remaining after the certificate principal balances of the Class III-A-1, Class III-A-2, Class III-A-3 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iv. from the Group IV Allocation Amount remaining after the certificate principal balances of the Class IV-A-1 and Class IV-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group III Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the Certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group II Certificates, (2) the Group III Certificates, and (3) the Group IV Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of the Group I Excess Interest Amount to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero;

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group III Certificates, and (3) the Group IV Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of the Group II Excess Interest Amount to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero;

(c) the Group III Excess Interest Amount in the following order of priority: (x) first, concurrently, to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates, and (3) the Group IV Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, with the exception that if a Group IV Trigger Event is in effect, the pro rata allocation of the Group III Excess Interest Amount to the Class IV-A-1 and Class IV-A-2 Certificates pursuant to this clause will be based on the aggregate certificate principal balance of the Class IV-A-1 Certificates and Class IV-A-2 Certificates but will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until its certificate principal balance has been reduced to zero; and

(d) the Group IV Excess Interest Amount in the following order of priority: (x) first, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances with the exception that if a Group IV Trigger Event is in effect, the Group IV Excess Interest Amount will be distributed first to the Class IV-A-1 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class IV-A-2 Certificates, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates, and (3) the Group III Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

vi. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

vii. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) concurrently, to the Class II-A-2, Class III-A-3 and Class IV-A-2 Certificates, any deferred amount for each such class, on a pro rata basis, based on the amount due with respect to each such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Group III and Group IV Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis, based on the entitlement of each such class; provided, however that any payments in respect of Basis Risk Shortfalls payable to the Class III-A-2, Class III-A-3 and Class IV-A-2 Certificates pursuant to this clause shall be determined after taking into account payments made from the Class III-A-2, Class III-A-3 and Class IV-A-2 Cap Providers under the respective Class III-A-2, Class III-A-3 and Class IV-A-2 Cap Agreements;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(13) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(14) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(15) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (15).

PRICE/YIELD* TABLES

Class I-A Certificates – Run to the earlier of balloon at weighted average reset (month 34) or 10% call

Initial Coupon: 5.220%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-20	4.806	4.780	4.762	4.743	4.712	4.690	4.655	4.589	4.513	4.316
100-21	4.791	4.764	4.745	4.725	4.694	4.671	4.635	4.567	4.488	4.285
100-22	4.775	4.748	4.728	4.708	4.675	4.652	4.615	4.545	4.464	4.254
100-23	4.760	4.732	4.712	4.691	4.657	4.633	4.595	4.523	4.439	4.224
100-24	4.745	4.716	4.695	4.674	4.639	4.614	4.575	4.501	4.415	4.193
100-25	4.729	4.700	4.678	4.656	4.621	4.596	4.555	4.479	4.390	4.163
100-26	4.714	4.683	4.662	4.639	4.603	4.577	4.535	4.457	4.366	4.132
100-27	4.699	4.667	4.645	4.622	4.584	4.558	4.515	4.435	4.342	4.102
100-28	4.683	4.651	4.629	4.605	4.566	4.539	4.495	4.413	4.317	4.071
100-29	4.668	4.635	4.612	4.587	4.548	4.520	4.475	4.391	4.293	4.041
100-30	4.653	4.619	4.595	4.570	4.530	4.501	4.455	4.369	4.269	4.010
100-31	4.638	4.603	4.579	4.553	4.512	4.482	4.435	4.347	4.244	3.980
101-00	4.622	4.587	4.562	4.536	4.494	4.464	4.415	4.325	4.220	3.950
101-01	4.607	4.571	4.546	4.519	4.476	4.445	4.395	4.303	4.196	3.919
101-02	4.592	4.555	4.529	4.501	4.457	4.426	4.376	4.281	4.172	3.889
101-03	4.577	4.539	4.512	4.484	4.439	4.407	4.356	4.259	4.147	3.858
101-04	4.561	4.523	4.496	4.467	4.421	4.388	4.336	4.237	4.123	3.828
101-05	4.546	4.507	4.479	4.450	4.403	4.370	4.316	4.216	4.099	3.798
101-06	4.531	4.491	4.463	4.433	4.385	4.351	4.296	4.194	4.075	3.768
101-07	4.516	4.475	4.446	4.416	4.367	4.332	4.276	4.172	4.050	3.737
101-08	4.501	4.459	4.430	4.399	4.349	4.313	4.257	4.150	4.026	3.707
101-09	4.485	4.443	4.413	4.381	4.331	4.295	4.237	4.128	4.002	3.677
101-10	4.470	4.427	4.397	4.364	4.313	4.276	4.217	4.106	3.978	3.647
101-11	4.455	4.411	4.380	4.347	4.295	4.257	4.197	4.085	3.954	3.616
101-12	4.440	4.395	4.363	4.330	4.277	4.239	4.177	4.063	3.930	3.586
WAL	2.20	2.09	2.01	1.94	1.84	1.77	1.67	1.51	1.35	1.07
Principal Window	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08

Class I-A Certificates - Run to balloon at the weighted average reset (month 34)

Initial Coupon: 5.220%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-20	4.806	4.780	4.762	4.743	4.712	4.690	4.655	4.589	4.513	4.316
100-21	4.791	4.764	4.745	4.725	4.694	4.671	4.635	4.567	4.488	4.285
100-22	4.775	4.748	4.728	4.708	4.675	4.652	4.615	4.545	4.464	4.254
100-23	4.760	4.732	4.712	4.691	4.657	4.633	4.595	4.523	4.439	4.224
100-24	4.745	4.716	4.695	4.674	4.639	4.614	4.575	4.501	4.415	4.193
100-25	4.729	4.700	4.678	4.656	4.621	4.596	4.555	4.479	4.390	4.163
100-26	4.714	4.683	4.662	4.639	4.603	4.577	4.535	4.457	4.366	4.132
100-27	4.699	4.667	4.645	4.622	4.584	4.558	4.515	4.435	4.342	4.102
100-28	4.683	4.651	4.629	4.605	4.566	4.539	4.495	4.413	4.317	4.071
100-29	4.668	4.635	4.612	4.587	4.548	4.520	4.475	4.391	4.293	4.041
100-30	4.653	4.619	4.595	4.570	4.530	4.501	4.455	4.369	4.269	4.010
100-31	4.638	4.603	4.579	4.553	4.512	4.482	4.435	4.347	4.244	3.980
101-00	4.622	4.587	4.562	4.536	4.494	4.464	4.415	4.325	4.220	3.950
101-01	4.607	4.571	4.546	4.519	4.476	4.445	4.395	4.303	4.196	3.919
101-02	4.592	4.555	4.529	4.501	4.457	4.426	4.376	4.281	4.172	3.889
101-03	4.577	4.539	4.512	4.484	4.439	4.407	4.356	4.259	4.147	3.858
101-04	4.561	4.523	4.496	4.467	4.421	4.388	4.336	4.237	4.123	3.828
101-05	4.546	4.507	4.479	4.450	4.403	4.370	4.316	4.216	4.099	3.798
101-06	4.531	4.491	4.463	4.433	4.385	4.351	4.296	4.194	4.075	3.768
101-07	4.516	4.475	4.446	4.416	4.367	4.332	4.276	4.172	4.050	3.737
101-08	4.501	4.459	4.430	4.399	4.349	4.313	4.257	4.150	4.026	3.707
101-09	4.485	4.443	4.413	4.381	4.331	4.295	4.237	4.128	4.002	3.677
101-10	4.470	4.427	4.397	4.364	4.313	4.276	4.217	4.106	3.978	3.647
101-11	4.455	4.411	4.380	4.347	4.295	4.257	4.197	4.085	3.954	3.616
101-12	4.440	4.395	4.363	4.330	4.277	4.239	4.177	4.063	3.930	3.586
WAL	2.20	2.09	2.01	1.94	1.84	1.77	1.67	1.51	1.35	1.07
Principal Window	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

PRICE/YIELD* TABLES (CONTINUED)

Class II-A-1 Certificates – Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.561%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-20	5.264	5.235	5.216	5.195	5.161	5.137	5.097	5.021	4.920	4.643
100-21	5.253	5.223	5.203	5.181	5.147	5.121	5.080	5.002	4.898	4.612
100-22	5.241	5.211	5.190	5.168	5.132	5.106	5.064	4.983	4.877	4.582
100-23	5.230	5.199	5.177	5.155	5.118	5.091	5.048	4.964	4.855	4.551
100-24	5.219	5.187	5.164	5.141	5.103	5.076	5.031	4.946	4.833	4.521
100-25	5.208	5.175	5.152	5.128	5.089	5.061	5.015	4.927	4.811	4.490
100-26	5.196	5.163	5.139	5.114	5.074	5.045	4.998	4.908	4.789	4.460
100-27	5.185	5.150	5.126	5.101	5.060	5.030	4.982	4.889	4.767	4.430
100-28	5.174	5.138	5.114	5.088	5.046	5.015	4.966	4.871	4.746	4.399
100-29	5.163	5.126	5.101	5.074	5.031	5.000	4.949	4.852	4.724	4.369
100-30	5.152	5.114	5.088	5.061	5.017	4.985	4.933	4.833	4.702	4.339
100-31	5.140	5.102	5.075	5.048	5.002	4.970	4.917	4.815	4.680	4.308
101-00	5.129	5.090	5.063	5.034	4.988	4.955	4.900	4.796	4.658	4.278
101-01	5.118	5.078	5.050	5.021	4.974	4.940	4.884	4.777	4.637	4.248
101-02	5.107	5.066	5.037	5.008	4.959	4.924	4.868	4.759	4.615	4.217
101-03	5.095	5.054	5.025	4.994	4.945	4.909	4.851	4.740	4.593	4.187
101-04	5.084	5.042	5.012	4.981	4.931	4.894	4.835	4.721	4.572	4.157
101-05	5.073	5.029	4.999	4.968	4.916	4.879	4.819	4.703	4.550	4.127
101-06	5.062	5.017	4.987	4.954	4.902	4.864	4.802	4.684	4.528	4.097
101-07	5.051	5.005	4.974	4.941	4.888	4.849	4.786	4.666	4.507	4.066
101-08	5.040	4.993	4.961	4.928	4.873	4.834	4.770	4.647	4.485	4.036
101-09	5.028	4.981	4.949	4.914	4.859	4.819	4.754	4.628	4.463	4.006
101-10	5.017	4.969	4.936	4.901	4.845	4.804	4.737	4.610	4.442	3.976
101-11	5.006	4.957	4.923	4.888	4.830	4.789	4.721	4.591	4.420	3.946
101-12	4.995	4.945	4.911	4.875	4.816	4.774	4.705	4.573	4.399	3.916
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.54	1.08
Principal Window	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Oct09	May05 - Aug08

Class II-A-1 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.561%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-20	5.264	5.235	5.216	5.195	5.161	5.137	5.097	5.021	4.928	4.659
100-21	5.253	5.223	5.203	5.181	5.147	5.121	5.080	5.002	4.907	4.629
100-22	5.241	5.211	5.190	5.168	5.132	5.106	5.064	4.983	4.885	4.600
100-23	5.230	5.199	5.177	5.155	5.118	5.091	5.048	4.964	4.864	4.570
100-24	5.219	5.187	5.164	5.141	5.103	5.076	5.031	4.946	4.842	4.540
100-25	5.208	5.175	5.152	5.128	5.089	5.061	5.015	4.927	4.820	4.510
100-26	5.196	5.163	5.139	5.114	5.074	5.045	4.998	4.908	4.799	4.480
100-27	5.185	5.150	5.126	5.101	5.060	5.030	4.982	4.889	4.777	4.450
100-28	5.174	5.138	5.114	5.088	5.046	5.015	4.966	4.871	4.756	4.420
100-29	5.163	5.126	5.101	5.074	5.031	5.000	4.949	4.852	4.734	4.390
100-30	5.152	5.114	5.088	5.061	5.017	4.985	4.933	4.833	4.713	4.360
100-31	5.140	5.102	5.075	5.048	5.002	4.970	4.917	4.815	4.691	4.331
101-00	5.129	5.090	5.063	5.034	4.988	4.955	4.900	4.796	4.670	4.301
101-01	5.118	5.078	5.050	5.021	4.974	4.940	4.884	4.777	4.648	4.271
101-02	5.107	5.066	5.037	5.008	4.959	4.924	4.868	4.759	4.627	4.241
101-03	5.095	5.054	5.025	4.994	4.945	4.909	4.851	4.740	4.605	4.212
101-04	5.084	5.042	5.012	4.981	4.931	4.894	4.835	4.721	4.584	4.182
101-05	5.073	5.029	4.999	4.968	4.916	4.879	4.819	4.703	4.562	4.152
101-06	5.062	5.017	4.987	4.954	4.902	4.864	4.802	4.684	4.541	4.123
101-07	5.051	5.005	4.974	4.941	4.888	4.849	4.786	4.666	4.519	4.093
101-08	5.040	4.993	4.961	4.928	4.873	4.834	4.770	4.647	4.498	4.063
101-09	5.028	4.981	4.949	4.914	4.859	4.819	4.754	4.628	4.477	4.034
101-10	5.017	4.969	4.936	4.901	4.845	4.804	4.737	4.610	4.455	4.004
101-11	5.006	4.957	4.923	4.888	4.830	4.789	4.721	4.591	4.434	3.975
101-12	4.995	4.945	4.911	4.875	4.816	4.774	4.705	4.573	4.413	3.945
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.56	1.10
Principal Window	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

PRICE/YIELD TABLES* (CONTINUED)

Class II-A-2 Certificates – Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.561%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	5.040	4.993	4.961	4.928	4.873	4.834	4.770	4.647	4.485	4.036
101-09	5.028	4.981	4.949	4.914	4.859	4.819	4.754	4.628	4.463	4.006
101-10	5.017	4.969	4.936	4.901	4.845	4.804	4.737	4.610	4.442	3.976
101-11	5.006	4.957	4.923	4.888	4.830	4.789	4.721	4.591	4.420	3.946
101-12	4.995	4.945	4.911	4.875	4.816	4.774	4.705	4.573	4.399	3.916
101-13	4.984	4.933	4.898	4.861	4.802	4.759	4.689	4.554	4.377	3.886
101-14	4.973	4.921	4.886	4.848	4.788	4.744	4.673	4.536	4.356	3.856
101-15	4.961	4.909	4.873	4.835	4.773	4.729	4.656	4.517	4.334	3.826
101-16	4.950	4.897	4.860	4.822	4.759	4.714	4.640	4.499	4.312	3.796
101-17	4.939	4.885	4.848	4.809	4.745	4.699	4.624	4.480	4.291	3.766
101-18	4.928	4.873	4.835	4.795	4.731	4.684	4.608	4.462	4.269	3.736
101-19	4.917	4.861	4.823	4.782	4.716	4.669	4.592	4.443	4.248	3.706
101-20	4.906	4.849	4.810	4.769	4.702	4.654	4.576	4.425	4.227	3.676
101-21	4.895	4.837	4.797	4.756	4.688	4.639	4.559	4.407	4.205	3.646
101-22	4.884	4.825	4.785	4.743	4.674	4.624	4.543	4.388	4.184	3.616
101-23	4.873	4.813	4.772	4.729	4.660	4.609	4.527	4.370	4.162	3.586
101-24	4.861	4.801	4.760	4.716	4.645	4.594	4.511	4.351	4.141	3.557
101-25	4.850	4.789	4.747	4.703	4.631	4.579	4.495	4.333	4.119	3.527
101-26	4.839	4.778	4.735	4.690	4.617	4.564	4.479	4.315	4.098	3.497
101-27	4.828	4.766	4.722	4.677	4.603	4.550	4.463	4.296	4.077	3.467
101-28	4.817	4.754	4.710	4.664	4.589	4.535	4.447	4.278	4.055	3.437
101-29	4.806	4.742	4.697	4.650	4.575	4.520	4.431	4.260	4.034	3.408
101-30	4.795	4.730	4.685	4.637	4.560	4.505	4.415	4.241	4.013	3.378
101-31	4.784	4.718	4.672	4.624	4.546	4.490	4.399	4.223	3.991	3.348
102-00	4.773	4.706	4.660	4.611	4.532	4.475	4.382	4.205	3.970	3.319
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.54	1.08
Principal Window	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Oct09	May05 - Aug08

Class II-A-2 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.561%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	5.040	4.993	4.961	4.928	4.873	4.834	4.770	4.647	4.498	4.063
101-09	5.028	4.981	4.949	4.914	4.859	4.819	4.754	4.628	4.477	4.034
101-10	5.017	4.969	4.936	4.901	4.845	4.804	4.737	4.610	4.455	4.004
101-11	5.006	4.957	4.923	4.888	4.830	4.789	4.721	4.591	4.434	3.975
101-12	4.995	4.945	4.911	4.875	4.816	4.774	4.705	4.573	4.413	3.945
101-13	4.984	4.933	4.898	4.861	4.802	4.759	4.689	4.554	4.391	3.916
101-14	4.973	4.921	4.886	4.848	4.788	4.744	4.673	4.536	4.370	3.886
101-15	4.961	4.909	4.873	4.835	4.773	4.729	4.656	4.517	4.349	3.857
101-16	4.950	4.897	4.860	4.822	4.759	4.714	4.640	4.499	4.328	3.827
101-17	4.939	4.885	4.848	4.809	4.745	4.699	4.624	4.480	4.306	3.798
101-18	4.928	4.873	4.835	4.795	4.731	4.684	4.608	4.462	4.285	3.768
101-19	4.917	4.861	4.823	4.782	4.716	4.669	4.592	4.443	4.264	3.739
101-20	4.906	4.849	4.810	4.769	4.702	4.654	4.576	4.425	4.243	3.710
101-21	4.895	4.837	4.797	4.756	4.688	4.639	4.559	4.407	4.221	3.680
101-22	4.884	4.825	4.785	4.743	4.674	4.624	4.543	4.388	4.200	3.651
101-23	4.873	4.813	4.772	4.729	4.660	4.609	4.527	4.370	4.179	3.622
101-24	4.861	4.801	4.760	4.716	4.645	4.594	4.511	4.351	4.158	3.592
101-25	4.850	4.789	4.747	4.703	4.631	4.579	4.495	4.333	4.137	3.563
101-26	4.839	4.778	4.735	4.690	4.617	4.564	4.479	4.315	4.116	3.534
101-27	4.828	4.766	4.722	4.677	4.603	4.550	4.463	4.296	4.094	3.505
101-28	4.817	4.754	4.710	4.664	4.589	4.535	4.447	4.278	4.073	3.475
101-29	4.806	4.742	4.697	4.650	4.575	4.520	4.431	4.260	4.052	3.446
101-30	4.795	4.730	4.685	4.637	4.560	4.505	4.415	4.241	4.031	3.417
101-31	4.784	4.718	4.672	4.624	4.546	4.490	4.399	4.223	4.010	3.388
102-00	4.773	4.706	4.660	4.611	4.532	4.475	4.382	4.205	3.989	3.359
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.56	1.10
Principal Window	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10	May05 - Jan10

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

DISCOUNT MARGIN TABLES* (CONTINUED)

Class III-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0

WAL	4.83	4.03	3.62	3.27	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	May05 - Apr18	May05 - Apr16	May05 - Mar15	May05 - Apr14	May05 - Feb13	May05 - Jun12	May05 - Aug11	May05 - Aug10	May05 - Oct09	May05 - Aug08

Class III-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	26.3	26.4	26.5	26.5	26.6	26.7	26.8	26.8	27.0	25.9

WAL	5.20	4.36	3.92	3.55	3.09	2.83	2.49	2.04	1.69	1.12
Principal Window	May05 - Aug30	May05 - Jan28	May05 - Apr26	May05 - Aug24	May05 - Jun22	May05 - Mar21	May05 - Jul19	May05 - Apr17	May05 - Jun15	May05 - Nov12

Class III-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0

WAL	4.83	4.03	3.62	3.27	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	May05 - Apr18	May05 - Apr16	May05 - Mar15	May05 - Apr14	May05 - Feb13	May05 - Jun12	May05 - Aug11	May05 - Aug10	May05 - Oct09	May05 - Aug08

Class III-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	23.1	23.2	23.3	23.4	23.4	23.5	23.6	23.6	23.7	22.8

WAL	5.20	4.36	3.92	3.55	3.09	2.83	2.49	2.04	1.69	1.12
Principal Window	May05 - Aug30	May05 - Jan28	May05 - Apr26	May05 - Aug24	May05 - Jun22	May05 - Mar21	May05 - Jul19	May05 - Apr17	May05 - Jun15	May05 - Nov12

Class III-A-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0

WAL	4.83	4.03	3.62	3.27	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	May05 - Apr18	May05 - Apr16	May05 - Mar15	May05 - Apr14	May05 - Feb13	May05 - Jun12	May05 - Aug11	May05 - Aug10	May05 - Oct09	May05 - Aug08

Class III-A-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	26.3	26.4	26.5	26.5	26.6	26.7	26.8	26.8	27.0	25.9

WAL	5.20	4.36	3.92	3.55	3.09	2.83	2.49	2.04	1.69	1.12
Principal Window	May05 - Aug30	May05 - Jan28	May05 - Apr26	May05 - Aug24	May05 - Jun22	May05 - Mar21	May05 - Jul19	May05 - Apr17	May05 - Jun15	May05 - Nov12

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

DISCOUNT MARGIN TABLES* (CONTINUED)

Class IV-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	23.0	23.0	23.0	23.0	23.0	23.0	23.0	23.0	23.0	23.0

WAL	4.82	4.03	3.61	3.27	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	May05 - Apr18	May05 - Apr16	May05 - Mar15	May05 - Apr14	May05 - Feb13	May05 - Jun12	May05 - Aug11	May05 - Aug10	May05 - Oct09	May05 - Aug08

Class IV-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	24.2	24.3	24.4	24.4	24.5	24.6	24.6	24.7	24.8	23.8

WAL	5.20	4.36	3.92	3.55	3.09	2.83	2.49	2.04	1.69	1.12
Principal Window	May05 - Aug30	May05 - Jan28	May05 - Apr26	May05 - Aug24	May05 - Jun22	May05 - Mar21	May05 - Jul19	May05 - Mar17	May05 - Jun15	May05 - Nov12

Class IV-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	27.5	27.5	27.5	27.5	27.5	27.5	27.5	27.5	27.5	27.5

WAL	4.82	4.03	3.61	3.27	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	May05 - Apr18	May05 - Apr16	May05 - Mar15	May05 - Apr14	May05 - Feb13	May05 - Jun12	May05 - Aug11	May05 - Aug10	May05 - Oct09	May05 - Aug08

Class IV-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	28.9	29.0	29.1	29.2	29.3	29.4	29.5	29.5	29.6	28.5

WAL	5.20	4.36	3.92	3.55	3.09	2.83	2.49	2.04	1.69	1.12
Principal Window	May05 - Aug30	May05 - Jan28	May05 - Apr26	May05 - Aug24	May05 - Jun22	May05 - Mar21	May05 - Jul19	May05 - Mar17	May05 - Jun15	May05 - Nov12

Class M-1 Certificates – Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0

WAL	8.63	7.23	6.49	5.88	5.18	4.83	4.43	4.03	3.85	3.32
Principal Window	Jun09 - Apr18	Sep08 - Apr16	May08 - Mar15	May08 - Apr14	May08 - Feb13	Jun08 - Jun12	Jun08 - Aug11	Jul08 - Aug10	Sep08 - Oct09	Aug08 - Aug08

Class M-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	57.6	57.8	57.9	58.0	58.2	58.2	58.3	58.0	57.8	67.3

WAL	9.31	7.81	7.02	6.37	5.62	5.24	4.80	4.33	4.11	4.50
Principal Window	Jun09 - May25	Sep08 - Jul22	May08 - Dec20	May08 - Aug19	May08 - Nov17	Jun08 - Nov16	Jun08 - Aug15	Jul08 - Dec13	Sep08 - Aug12	Dec08 - Jan11

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the Securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

DISCOUNT MARGIN TABLES* (CONTINUED)

Class M-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0
WAL	8.63	7.23	6.49	5.88	5.16	4.80	4.37	3.90	3.62	3.32
Principal Window	Jun09 - Apr18	Sep08 - Apr16	May08 - Mar15	May08 - Apr14	May08 - Feb13	May08 - Jun12	Jun08 - Aug11	Jun08 - Aug10	Jul08 - Oct09	Aug08 - Aug08

Class M-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	71.7	71.8	71.9	71.9	72.0	72.1	72.1	72.0	71.9	73.7
WAL	9.06	7.59	6.82	6.18	5.43	5.05	4.60	4.09	3.78	3.61
Principal Window	Jun09 - Feb22	Sep08 - Aug19	May08 - Mar18	May08 - Jan17	May08 - Aug15	May08 - Oct14	Jun08 - Sep13	Jun08 - Apr12	Jul08 - Apr11	Sep08 - Sep09

Class M-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0
WAL	8.61	7.20	6.47	5.86	5.15	4.77	4.34	3.86	3.55	3.30
Principal Window	Jun09 - Apr18	Sep08 - Apr16	May08 - Mar15	May08 - Apr14	May08 - Feb13	May08 - Jun12	May08 - Aug11	Jun08 - Aug10	Jun08 - Oct09	Jul08 - Aug08

Class M-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	80.4	80.4	80.5	80.5	80.5	80.5	80.5	80.4	80.5	80.5
WAL	8.71	7.29	6.54	5.92	5.21	4.83	4.39	3.90	3.59	3.33
Principal Window	Jun09 - Oct19	Sep08 - Jul17	May08 - May16	May08 - May15	May08 - Jan14	May08 - May13	May08 - Jun12	Jun08 - Apr11	Jun08 - May10	Jul08 - Jan09

Class M-4 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0
WAL	8.19	6.84	6.13	5.55	4.88	4.53	4.12	3.64	3.37	3.19
Principal Window	Jun09 - Jul17	Sep08 - Jul15	May08 - Jul14	May08 - Aug13	May08 - Jul12	May08 - Dec11	May08 - Mar11	May08 - Mar10	May08 - Jun09	Jun08 - Jul08

Class M-4 Certificates – Run to Maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0	120.0
WAL	8.19	6.84	6.13	5.55	4.88	4.53	4.12	3.64	3.37	3.19
Principal Window	Jun09 - Jul17	Sep08 - Jul15	May08 - Jul14	May08 - Aug13	May08 - Jul12	May08 - Dec11	May08 - Mar11	May08 - Mar10	May08 - Jun09	Jun08 - Jul08

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

DISCOUNT MARGIN TABLES* (CONTINUED)

Class M-5 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0

WAL	6.97	5.80	5.19	4.70	4.14	3.85	3.53	3.22	3.09	3.10
Principal Window	Jun09 - May15	Sep08 - Sep13	May08 - Oct12	May08 - Feb12	May08 - Mar11	May08 - Sep10	May08 - Feb10	May08 - Apr09	May08 - Sep08	May08 - Jun08

Class M-5 Certificates – Run to Maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0	180.0

WAL	6.97	5.80	5.19	4.70	4.14	3.85	3.53	3.22	3.09	3.10
Principal Window	Jun09 - May15	Sep08 - Sep13	May08 - Oct12	May08 - Feb12	May08 - Mar11	May08 - Sep10	May08 - Feb10	May08 - Apr09	May08 - Sep08	May08 - Jun08

* 1 MONTH LIBOR	2.830
6 MONTH LIBOR	3.286
1 YEAR LIBOR	3.690

NET FUNDS CAP*

Group III Net Funds Cap (applicable to the Group III Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-May-05	30	6.54	6.54	37	25-May-08	30	10.52	10.52
2	25-Jun-05	31	6.54	6.33	38	25-Jun-08	31	10.52	10.18
3	25-Jul-05	30	6.54	6.54	39	25-Jul-08	30	10.52	10.52
4	25-Aug-05	31	6.54	6.33	40	25-Aug-08	31	10.54	10.20
5	25-Sep-05	31	6.54	6.33	41	25-Sep-08	31	10.69	10.35
6	25-Oct-05	30	6.54	6.54	42	25-Oct-08	30	10.74	10.74
7	25-Nov-05	31	6.54	6.33	43	25-Nov-08	31	10.74	10.39
8	25-Dec-05	30	6.54	6.54	44	25-Dec-08	30	10.74	10.74
9	25-Jan-06	31	6.54	6.33	45	25-Jan-09	31	10.74	10.39
10	25-Feb-06	31	6.54	6.33	46	25-Feb-09	31	10.75	10.40
11	25-Mar-06	28	6.54	7.01	47	25-Mar-09	28	10.79	11.56
12	25-Apr-06	31	6.55	6.34	48	25-Apr-09	31	10.80	10.45
13	25-May-06	30	6.55	6.55	49	25-May-09	30	10.80	10.80
14	25-Jun-06	31	6.55	6.34	50	25-Jun-09	31	10.80	10.45
15	25-Jul-06	30	6.55	6.55	51	25-Jul-09	30	10.80	10.80
16	25-Aug-06	31	6.56	6.34	52	25-Aug-09	31	10.80	10.45
17	25-Sep-06	31	6.57	6.36	53	25-Sep-09	31	10.81	10.46
18	25-Oct-06	30	6.57	6.57	54	25-Oct-09	30	10.81	10.81
19	25-Nov-06	31	6.57	6.36	55	25-Nov-09	31	10.83	10.48
20	25-Dec-06	30	6.60	6.60	56	25-Dec-09	30	10.85	10.85
21	25-Jan-07	31	6.67	6.45	57	25-Jan-10	31	10.94	10.58
22	25-Feb-07	31	7.26	7.03	58	25-Feb-10	31	11.11	10.75
23	25-Mar-07	28	8.62	9.23	59	25-Mar-10	28	11.55	12.37
24	25-Apr-07	31	8.87	8.59	60	25-Apr-10	31	11.80	11.42
25	25-May-07	30	8.87	8.87	61	25-May-10	30	11.80	11.80
26	25-Jun-07	31	8.88	8.60	62	25-Jun-10	31	11.80	11.42
27	25-Jul-07	30	8.91	8.91	63	25-Jul-10	30	11.80	11.80
28	25-Aug-07	31	9.08	8.79	64	25-Aug-10	31	11.80	11.42
29	25-Sep-07	31	9.47	9.16	65	25-Sep-10	31	11.82	11.43
30	25-Oct-07	30	9.54	9.54	66	25-Oct-10	30	11.82	11.82
31	25-Nov-07	31	9.54	9.24	67	25-Nov-10	31	11.82	11.43
32	25-Dec-07	30	9.55	9.55	68	25-Dec-10	30	11.82	11.82
33	25-Jan-08	31	9.57	9.26	69	25-Jan-11	31	11.82	11.43
34	25-Feb-08	31	9.84	9.52	70	25-Feb-11	31	11.82	11.43
35	25-Mar-08	29	10.39	10.75	71	25-Mar-11	28	11.82	12.67
36	25-Apr-08	31	10.52	10.18	72	25-Apr-11	31	11.82	11.44***

* Assumes each underlying collateral index remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.44%.

NET FUNDS CAP* (CONTINUED)

Group IV Net Funds Cap (applicable to the Group IV Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-May-05	30	6.51	6.51	37	25-May-08	30	10.48	10.48
2	25-Jun-05	31	6.51	6.30	38	25-Jun-08	31	10.49	10.15
3	25-Jul-05	30	6.51	6.51	39	25-Jul-08	30	10.50	10.50
4	25-Aug-05	31	6.52	6.30	40	25-Aug-08	31	10.55	10.21
5	25-Sep-05	31	6.52	6.30	41	25-Sep-08	31	10.72	10.37
6	25-Oct-05	30	6.52	6.52	42	25-Oct-08	30	10.80	10.80
7	25-Nov-05	31	6.52	6.30	43	25-Nov-08	31	10.80	10.46
8	25-Dec-05	30	6.52	6.52	44	25-Dec-08	30	10.81	10.81
9	25-Jan-06	31	6.52	6.31	45	25-Jan-09	31	10.81	10.46
10	25-Feb-06	31	6.52	6.31	46	25-Feb-09	31	10.83	10.48
11	25-Mar-06	28	6.52	6.98	47	25-Mar-09	28	10.86	11.63
12	25-Apr-06	31	6.52	6.31	48	25-Apr-09	31	10.86	10.51
13	25-May-06	30	6.52	6.52	49	25-May-09	30	10.86	10.86
14	25-Jun-06	31	6.52	6.31	50	25-Jun-09	31	10.87	10.52
15	25-Jul-06	30	6.52	6.52	51	25-Jul-09	30	10.87	10.87
16	25-Aug-06	31	6.52	6.31	52	25-Aug-09	31	10.87	10.52
17	25-Sep-06	31	6.53	6.32	53	25-Sep-09	31	10.88	10.53
18	25-Oct-06	30	6.53	6.53	54	25-Oct-09	30	10.88	10.88
19	25-Nov-06	31	6.54	6.33	55	25-Nov-09	31	10.90	10.54
20	25-Dec-06	30	6.60	6.60	56	25-Dec-09	30	10.92	10.92
21	25-Jan-07	31	6.69	6.47	57	25-Jan-10	31	10.94	10.59
22	25-Feb-07	31	7.33	7.09	58	25-Feb-10	31	11.20	10.84
23	25-Mar-07	28	8.46	9.07	59	25-Mar-10	28	11.69	12.53
24	25-Apr-07	31	8.86	8.57	60	25-Apr-10	31	11.92	11.53
25	25-May-07	30	8.86	8.86	61	25-May-10	30	11.92	11.92
26	25-Jun-07	31	8.87	8.59	62	25-Jun-10	31	11.92	11.53
27	25-Jul-07	30	8.90	8.90	63	25-Jul-10	30	11.92	11.92
28	25-Aug-07	31	9.08	8.79	64	25-Aug-10	31	11.92	11.53
29	25-Sep-07	31	9.39	9.09	65	25-Sep-10	31	11.92	11.54
30	25-Oct-07	30	9.52	9.52	66	25-Oct-10	30	11.92	11.92
31	25-Nov-07	31	9.52	9.21	67	25-Nov-10	31	11.92	11.54
32	25-Dec-07	30	9.54	9.54	68	25-Dec-10	30	11.92	11.92
33	25-Jan-08	31	9.58	9.27	69	25-Jan-11	31	11.92	11.54
34	25-Feb-08	31	9.83	9.51	70	25-Feb-11	31	11.92	11.54
35	25-Mar-08	29	10.28	10.63	71	25-Mar-11	28	11.93	12.78
36	25-Apr-08	31	10.48	10.14	72	25-Apr-11	31	11.93	11.54***

* Assumes each underlying collateral index remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.54%.

NET FUNDS CAP* (CONTINUED)

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-May-05	30	6.21	6.21	37	25-May-08	30	9.25	9.25
2	25-Jun-05	31	6.21	6.01	38	25-Jun-08	31	9.26	8.96
3	25-Jul-05	30	6.21	6.21	39	25-Jul-08	30	9.26	9.26
4	25-Aug-05	31	6.21	6.01	40	25-Aug-08	31	9.31	9.01
5	25-Sep-05	31	6.21	6.01	41	25-Sep-08	31	9.44	9.14
6	25-Oct-05	30	6.21	6.21	42	25-Oct-08	30	9.50	9.50
7	25-Nov-05	31	6.21	6.01	43	25-Nov-08	31	9.50	9.19
8	25-Dec-05	30	6.21	6.21	44	25-Dec-08	30	9.50	9.50
9	25-Jan-06	31	6.21	6.01	45	25-Jan-09	31	9.51	9.20
10	25-Feb-06	31	6.21	6.01	46	25-Feb-09	31	9.55	9.24
11	25-Mar-06	28	6.21	6.66	47	25-Mar-09	28	9.58	10.27
12	25-Apr-06	31	6.21	6.01	48	25-Apr-09	31	9.60	9.29
13	25-May-06	30	6.21	6.21	49	25-May-09	30	9.60	9.60
14	25-Jun-06	31	6.21	6.01	50	25-Jun-09	31	9.60	9.29
15	25-Jul-06	30	6.21	6.21	51	25-Jul-09	30	9.60	9.60
16	25-Aug-06	31	6.22	6.02	52	25-Aug-09	31	9.61	9.30
17	25-Sep-06	31	6.23	6.02	53	25-Sep-09	31	9.62	9.31
18	25-Oct-06	30	6.23	6.23	54	25-Oct-09	30	9.63	9.63
19	25-Nov-06	31	6.23	6.03	55	25-Nov-09	31	9.65	9.34
20	25-Dec-06	30	6.26	6.26	56	25-Dec-09	30	9.70	9.70
21	25-Jan-07	31	6.32	6.11	57	25-Jan-10	31	9.82	9.50
22	25-Feb-07	31	6.75	6.53	58	25-Feb-10	31	10.50	10.16
23	25-Mar-07	28	7.61	8.16	59	25-Mar-10	28	11.24	12.05
24	25-Apr-07	31	7.85	7.60	60	25-Apr-10	31	11.58	11.20
25	25-May-07	30	7.85	7.85	61	25-May-10	30	11.58	11.58
26	25-Jun-07	31	7.86	7.60	62	25-Jun-10	31	11.58	11.20
27	25-Jul-07	30	7.88	7.88	63	25-Jul-10	30	11.58	11.58
28	25-Aug-07	31	8.00	7.74	64	25-Aug-10	31	11.58	11.21
29	25-Sep-07	31	8.24	7.97	65	25-Sep-10	31	11.59	11.22
30	25-Oct-07	30	8.31	8.31	66	25-Oct-10	30	11.59	11.59
31	25-Nov-07	31	8.31	8.05	67	25-Nov-10	31	11.59	11.22
32	25-Dec-07	30	8.33	8.33	68	25-Dec-10	30	11.59	11.59
33	25-Jan-08	31	8.36	8.09	69	25-Jan-11	31	11.59	11.22
34	25-Feb-08	31	8.62	8.34	70	25-Feb-11	31	11.60	11.22
35	25-Mar-08	29	9.09	9.40	71	25-Mar-11	28	11.61	12.44
36	25-Apr-08	31	9.25	8.95	72	25-Apr-11	31	11.61	11.24***

* Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.24%.

CAP AGREEMENT

Class III-A-2 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate * (%)
1	25-May-05	620,950.00	6.31
2	25-Jun-05	604,322.48	6.10
3	25-Jul-05	588,092.14	6.31
4	25-Aug-05	572,249.51	6.10
5	25-Sep-05	556,785.35	6.10
6	25-Oct-05	541,690.64	6.31
7	25-Nov-05	526,956.57	6.10
8	25-Dec-05	512,574.54	6.31
9	25-Jan-06	498,536.15	6.10
10	25-Feb-06	484,833.21	6.10
11	25-Mar-06	471,457.73	6.78
12	25-Apr-06	458,401.89	6.11
13	25-May-06	445,658.47	6.32
14	25-Jun-06	433,219.62	6.11
15	25-Jul-06	421,078.06	6.32
16	25-Aug-06	409,226.71	6.11
17	25-Sep-06	397,658.65	6.13
18	25-Oct-06	386,367.11	6.34
19	25-Nov-06	375,345.59	6.13
20	25-Dec-06	364,587.56	6.37
21	25-Jan-07	354,085.77	6.22
22	25-Feb-07	343,836.94	6.80
23	25-Mar-07	333,825.81	9.00
24	25-Apr-07	324,049.65	8.36
25	25-May-07	314,496.56	8.64
26	25-Jun-07	305,172.05	8.37
27	25-Jul-07	296,071.13	8.68
28	25-Aug-07	287,188.18	8.56
29	25-Sep-07	278,522.90	8.93
30	25-Oct-07	270,074.41	9.31
31	25-Nov-07	261,830.35	9.01
32	25-Dec-07	253,783.30	9.32
33	25-Jan-08	245,928.92	9.03
34	25-Feb-08	238,262.64	9.29
35	25-Mar-08	230,782.12	10.52
36	25-Apr-08	223,484.64	9.95

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate * (%)
37	25-May-08	216,362.53	10.29
38	25-Jun-08	216,362.53	9.95
39	25-Jul-08	216,362.53	10.29
40	25-Aug-08	212,429.93	9.97
41	25-Sep-08	207,329.95	10.12
42	25-Oct-08	202,353.82	10.51
43	25-Nov-08	197,497.28	10.16
44	25-Dec-08	192,756.71	10.51
45	25-Jan-09	188,129.36	10.16
46	25-Feb-09	183,612.53	10.17
47	25-Mar-09	-	11.33
48	25-Apr-09	174,900.60	10.22
49	25-May-09	170,700.60	10.57
50	25-Jun-09	166,600.93	10.22
51	25-Jul-09	162,599.19	10.57
52	25-Aug-09	158,693.06	10.22
53	25-Sep-09	154,880.25	10.23
54	25-Oct-09	151,158.64	10.58
55	25-Nov-09	147,525.96	10.25
56	25-Dec-09	143,979.88	10.62
57	25-Jan-10	140,518.26	10.36
58	25-Feb-10	137,139.55	10.52

* Note: Provided however that if one-month LIBOR exceeds 10.78%, the payment due will be calculated as if one-month LIBOR were 10.78%.

CAP AGREEMENT (CONTINUED)

Class III-A-3 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate * (%)
1	25-May-05	138,650.00	6.28
2	25-Jun-05	134,937.29	6.07
3	25-Jul-05	131,313.27	6.28
4	25-Aug-05	127,775.82	6.07
5	25-Sep-05	124,322.87	6.07
6	25-Oct-05	120,952.42	6.28
7	25-Nov-05	117,662.50	6.07
8	25-Dec-05	114,451.18	6.28
9	25-Jan-06	111,316.59	6.07
10	25-Feb-06	108,256.90	6.07
11	25-Mar-06	105,270.33	6.75
12	25-Apr-06	102,355.14	6.08
13	25-May-06	99,509.70	6.29
14	25-Jun-06	96,732.27	6.08
15	25-Jul-06	94,021.21	6.29
16	25-Aug-06	91,374.96	6.08
17	25-Sep-06	88,791.97	6.10
18	25-Oct-06	86,270.71	6.31
19	25-Nov-06	83,809.75	6.10
20	25-Dec-06	81,407.63	6.34
21	25-Jan-07	79,062.71	6.19
22	25-Feb-07	76,774.28	6.77
23	25-Mar-07	74,538.93	8.97
24	25-Apr-07	72,356.04	8.33
25	25-May-07	70,222.96	8.61
26	25-Jun-07	68,140.92	8.34
27	25-Jul-07	66,108.80	8.65
28	25-Aug-07	64,125.36	8.53
29	25-Sep-07	62,190.52	8.90
30	25-Oct-07	60,304.08	9.28
31	25-Nov-07	58,463.29	8.98
32	25-Dec-07	56,666.49	9.29
33	25-Jan-08	54,912.71	9.00
34	25-Feb-08	53,200.93	9.26
35	25-Mar-08	51,530.62	10.49
36	25-Apr-08	49,901.19	9.92
37	25-May-08	48,310.92	10.26
38	25-Jun-08	48,310.92	9.92
39	25-Jul-08	48,310.92	10.26
40	25-Aug-08	47,432.82	9.94
41	25-Sep-08	46,294.06	10.09
42	25-Oct-08	45,182.96	10.48
43	25-Nov-08	44,098.56	10.13
44	25-Dec-08	43,040.05	10.48
45	25-Jan-09	42,006.82	10.13
46	25-Feb-09	40,998.27	10.14
47	25-Mar-09	-	11.30
48	25-Apr-09	39,053.01	10.19
49	25-May-09	38,115.21	10.54
50	25-Jun-09	37,199.81	10.19
51	25-Jul-09	36,306.27	10.54
52	25-Aug-09	35,434.08	10.19
53	25-Sep-09	34,582.73	10.20
54	25-Oct-09	33,751.74	10.55
55	25-Nov-09	32,940.61	10.22
56	25-Dec-09	32,148.82	10.59
57	25-Jan-10	31,375.89	10.33
58	25-Feb-10	30,621.46	10.49

* Note: Provided however that if one-month LIBOR exceeds 10.75%, the payment due will be calculated as if one-month LIBOR were 10.75%.

CAP AGREEMENT (CONTINUED)

Class IV-A-2 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate * (%)
1	25-May-05	177,820.00	6.23
2	25-Jun-05	173,057.49	6.02
3	25-Jul-05	168,408.76	6.23
4	25-Aug-05	163,871.09	6.02
5	25-Sep-05	159,441.85	6.02
6	25-Oct-05	155,118.44	6.23
7	25-Nov-05	150,898.35	6.02
8	25-Dec-05	146,779.10	6.23
9	25-Jan-06	142,758.29	6.02
10	25-Feb-06	138,833.58	6.02
11	25-Mar-06	135,002.67	6.70
12	25-Apr-06	131,263.33	6.02
13	25-May-06	127,613.37	6.23
14	25-Jun-06	124,050.66	6.02
15	25-Jul-06	120,573.11	6.23
16	25-Aug-06	117,178.71	6.02
17	25-Sep-06	113,865.53	6.03
18	25-Oct-06	110,631.67	6.25
19	25-Nov-06	107,475.06	6.04
20	25-Dec-06	104,393.82	6.31
21	25-Jan-07	101,386.16	6.19
22	25-Feb-07	98,449.78	6.81
23	25-Mar-07	95,583.33	8.78
24	25-Apr-07	92,780.70	8.29
25	25-May-07	90,041.11	8.58
26	25-Jun-07	87,367.17	8.30
27	25-Jul-07	84,757.43	8.62
28	25-Aug-07	82,210.42	8.50
29	25-Sep-07	79,725.62	8.80
30	25-Oct-07	-	9.23
31	25-Nov-07	74,939.05	8.93
32	25-Dec-07	-	9.25
33	25-Jan-08	70,380.16	8.99

* Note: Provided however that if one-month LIBOR exceeds 9.23%, the payment due will be calculated as if one-month LIBOR were 9.23%.

COLLATERAL DETAILS

Mortgage Programs

GROUP I

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
3/1 LIBOR	8.23	3,002,703.07	4.908	32	2.288	2.233	2.000	6.000
3/6 LIBOR	90.93	33,186,181.35	5.541	34	2.974	3.802	1.256	5.396
5/6 LIBOR	0.84	307,249.15	5.062	45	2.750	5.000	1.508	5.000
Total:	**100.00**	**36,496,133.57**	**5.485**	**34**	**2.916**	**3.683**	**1.320**	**5.443**

GROUP II

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 LIBOR	13.32	15,460,979.25	5.213	57	2.261	4.958	2.000	5.048
5/6 LIBOR	86.68	100,654,206.78	5.925	57	2.791	5.480	1.619	5.633
Total:	**100.00**	**116,115,186.03**	**5.830**	**57**	**2.720**	**5.410**	**1.670**	**5.555**

GROUP III

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR	72.77	113,371,791.35	6.764	22	3.712	3.188	1.016	5.247
3/1 LIBOR	0.57	887,250.00	6.173	34	2.250	2.380	2.000	5.380
3/6 LIBOR	7.64	11,901,595.14	6.553	34	3.225	4.235	1.375	5.501
5/1 LIBOR	1.33	2,077,600.00	7.223	58	2.250	5.000	2.000	5.000
5/6 LIBOR	17.69	27,551,591.52	7.153	58	3.565	5.197	1.345	5.319
Total:	**100.00**	**155,789,828.01**	**6.819**	**30**	**3.621**	**3.643**	**1.121**	**5.276**

COLLATERAL DETAILS (CONTINUED)

GROUP IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/1 LIBOR	0.31	624,000.00	6.700	22	2.250	3.000	2.000	6.000
2/6 LIBOR	72.57	144,988,710.62	6.741	22	3.881	3.208	1.017	5.388
3/1 LIBOR	0.13	257,600.00	6.250	35	2.250	3.000	2.000	6.000
3/6 LIBOR	7.72	15,433,152.40	6.745	34	3.397	3.938	1.288	5.531
5/1 LIBOR	0.86	1,714,288.07	7.049	58	2.335	5.000	2.000	5.000
5/6 LIBOR	18.41	36,780,255.64	7.057	58	3.493	5.431	1.484	5.483
Total:	**100.00**	**199,798,006.73**	**6.801**	**30**	**3.752**	**3.688**	**1.137**	**5.416**

GROUPS I-IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/1 LIBOR	0.12	624,000.00	6.700	22	2.250	3.000	2.000	6.000
2/6 LIBOR	50.84	258,360,501.97	6.751	22	3.807	3.199	1.017	5.326
3/1 LIBOR	0.82	4,147,553.07	5.262	33	2.278	2.312	2.000	5.867
3/6 LIBOR	11.91	60,520,928.89	6.047	34	3.131	3.922	1.288	5.451
5/1 LIBOR	3.79	19,252,867.32	5.594	57	2.266	4.966	2.000	5.038
5/6 LIBOR	32.53	165,293,303.09	6.380	58	3.076	5.421	1.543	5.546
Total:	**100.00**	**508,199,154.34**	**6.490**	**36**	**3.416**	**4.067**	**1.267**	**5.407**

COLLATERAL DETAILS (CONTINUED)

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
3.751 - 4.000	0.79	0.00	0.00	0.00	0.06
4.251 - 4.500	1.90	1.26	0.00	0.29	0.54
4.501 - 4.750	9.45	1.70	0.94	0.00	1.36
4.751 - 5.000	7.17	6.76	0.00	0.39	2.21
5.001 - 5.250	8.71	6.68	1.61	1.34	3.17
5.251 - 5.500	19.16	12.09	0.82	1.13	4.83
5.501 - 5.750	23.20	15.73	3.09	3.78	7.69
5.751 - 6.000	29.62	18.37	9.32	6.76	11.84
6.001 - 6.250	0.00	18.13	9.50	9.22	10.68
6.251 - 6.500	0.00	19.28	9.84	12.87	12.48
6.501 - 6.750	0.00	0.00	13.78	16.63	10.76
6.751 - 7.000	0.00	0.00	18.53	16.26	12.07
7.001 - 7.250	0.00	0.00	7.91	9.47	6.15
7.251 - 7.500	0.00	0.00	9.13	9.29	6.45
7.501 - 7.750	0.00	0.00	6.85	5.14	4.12
7.751 - 8.000	0.00	0.00	3.99	4.36	2.94
8.001 - 8.250	0.00	0.00	1.57	1.38	1.02
8.251 - 8.500	0.00	0.00	1.89	0.56	0.80
8.501 - 8.750	0.00	0.00	0.68	0.73	0.50
8.751 - 9.000	0.00	0.00	0.00	0.10	0.04
9.001 - 9.250	0.00	0.00	0.00	0.29	0.11
9.251 - 9.500	0.00	0.00	0.33	0.00	0.10
9.751 - 10.000	0.00	0.00	0.24	0.00	0.07
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 4.000	4.000	4.500	4.750	4.500	4.000
Maximum: 9.870	6.000	6.500	9.870	9.125	9.870
Weighted Average: 6.490	5.485	5.830	6.819	6.801	6.490

Current Net Mortgage Rates

Range of Net Current Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
3.501 - 3.750	0.79	0.00	0.00	0.00	0.06
4.001 - 4.250	1.90	1.26	0.00	0.29	0.54
4.251 - 4.500	9.45	1.70	0.94	0.05	1.38
4.501 - 4.750	7.17	6.76	0.00	0.34	2.19
4.751 - 5.000	8.71	6.68	1.61	1.34	3.17
5.001 - 5.250	19.16	12.09	0.82	1.13	4.83
5.251 - 5.500	23.20	16.04	3.35	4.04	7.95
5.501 - 5.750	29.62	18.85	9.32	6.76	11.95
5.751 - 6.000	0.00	18.02	9.77	10.45	11.22
6.001 - 6.250	0.00	18.60	9.64	13.04	12.33
6.251 - 6.500	0.00	0.00	13.78	16.54	10.73
6.501 - 6.750	0.00	0.00	18.90	15.68	11.96
6.751 - 7.000	0.00	0.00	7.95	9.45	6.15
7.001 - 7.250	0.00	0.00	8.93	8.71	6.16
7.251 - 7.500	0.00	0.00	6.57	4.93	3.95
7.501 - 7.750	0.00	0.00	3.79	4.21	2.82
7.751 - 8.000	0.00	0.00	1.57	1.38	1.02
8.001 - 8.250	0.00	0.00	1.81	0.52	0.76
8.251 - 8.500	0.00	0.00	0.68	0.73	0.50
8.501 - 8.750	0.00	0.00	0.00	0.10	0.04
8.751 - 9.000	0.00	0.00	0.00	0.29	0.11
9.001 - 9.250	0.00	0.00	0.33	0.00	0.10
9.501 - 9.750	0.00	0.00	0.24	0.00	0.07
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 3.735	3.735	4.235	4.485	4.235	3.735
Maximum: 9.605	5.735	6.235	9.605	8.860	9.605
Weighted Average: 6.213	5.220	5.561	6.543	6.515	6.213

COLLATERAL DETAILS (CONTINUED)

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.01 - 25,000.00	0.00	0.00	0.00	0.01	0.00
25,000.01 - 50,000.00	0.00	0.00	0.00	0.19	0.07
50,000.01 - 75,000.00	0.57	0.50	0.00	2.13	0.99
75,000.01 - 100,000.00	1.48	1.89	0.87	4.17	2.45
100,000.01 - 125,000.00	1.60	3.79	0.58	5.92	3.49
125,000.01 - 150,000.00	6.79	5.01	0.00	9.55	5.39
150,000.01 - 175,000.00	7.12	7.30	1.93	8.62	6.16
175,000.01 - 200,000.00	4.62	5.37	3.30	8.06	5.74
200,000.01 - 225,000.00	4.07	5.41	1.77	10.84	6.34
225,000.01 - 250,000.00	6.52	7.19	2.72	8.42	6.26
250,000.01 - 275,000.00	7.13	6.53	1.99	10.15	6.60
275,000.01 - 350,000.00	17.57	21.62	6.83	21.81	16.87
350,000.01 - 450,000.00	18.67	15.80	28.23	6.73	16.25
450,000.01 - 550,000.00	6.96	7.21	20.05	3.11	9.52
550,000.01 - 650,000.00	10.40	6.17	14.70	0.29	6.78
650,000.01 - 750,000.00	1.86	3.64	4.49	0.00	2.34
750,000.01 - 850,000.00	2.26	0.70	4.08	0.00	1.57
850,000.01 - 950,000.00	2.37	0.00	3.50	0.00	1.24
Greater than or equal to 950,000.01	0.00	1.86	4.96	0.00	1.94
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 24,000.00	66,000.00	54,800.00	80,750.00	24,000.00	24,000.00
Maximum: 1,347,500.00	865,000.00	1,200,000.00	1,347,500.00	584,500.00	1,347,500.00
Average: 251,000.23	268,428.49	253,312.68	402,877.53	191,413.86	251,000.23

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.01 - 25,000.00	0.00	0.00	0.00	0.01	0.00
25,000.01 - 50,000.00	0.00	0.04	0.00	0.19	0.08
50,000.01 - 75,000.00	0.57	0.50	0.00	2.13	0.99
75,000.01 - 100,000.00	1.48	1.85	0.87	4.17	2.44
100,000.01 - 125,000.00	1.60	3.90	0.58	5.92	3.51
125,000.01 - 150,000.00	6.79	4.90	0.00	9.62	5.39
150,000.01 - 175,000.00	7.12	7.30	1.93	8.54	6.13
175,000.01 - 200,000.00	4.62	5.37	3.30	8.06	5.74
200,000.01 - 225,000.00	4.07	5.41	1.77	10.84	6.34
225,000.01 - 250,000.00	6.52	7.19	2.72	8.42	6.26
250,000.01 - 275,000.00	7.13	6.74	1.99	10.15	6.65
275,000.01 - 350,000.00	17.57	21.40	6.83	21.81	16.82
350,000.01 - 450,000.00	18.67	15.80	28.46	6.73	16.32
450,000.01 - 550,000.00	6.96	7.21	19.82	3.11	9.45
550,000.01 - 650,000.00	10.40	6.17	14.70	0.29	6.78
650,000.01 - 750,000.00	1.86	3.64	4.49	0.00	2.34
750,000.01 - 850,000.00	2.26	0.70	4.08	0.00	1.57
850,000.01 - 950,000.00	2.37	0.00	3.50	0.00	1.24
Greater than or equal to 950,000.01	0.00	1.86	4.96	0.00	1.94
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 23,979.33	66,000.00	49,391.67	80,750.00	23,979.33	23,979.33
Maximum: 1,347,500.00	863,911.71	1,200,000.00	1,347,500.00	584,500.00	1,347,500.00
Average: 250,838.67	268,353.92	252,974.26	402,557.70	191,377.40	250,838.67

COLLATERAL DETAILS (CONTINUED)

Original Terms

Range of Original Terms (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
360 - 360	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 360	360	360	360	360	360
Maximum: 360	360	360	360	360	360
Weighted Average: 360	360	360	360	360	360

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Greater than or equal to 300	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 343	343	350	347	346	343
Maximum: 359	359	359	359	359	359
Weighted Average: 358	357	357	358	358	358

Months Since Origination

Months Since Origination	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
1	14.96	13.01	14.10	18.45	15.62
2	41.55	33.64	55.35	46.79	46.03
3	32.65	41.96	23.99	27.33	30.03
4-6	9.80	9.89	5.48	6.66	7.26
7-9	0.19	1.33	0.67	0.73	0.81
10-12	0.41	0.17	0.22	0.00	0.14
Greater than or equal to 13	0.43	0.00	0.19	0.04	0.10
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 1	1	1	1	1	1
Maximum: 17	17	10	13	14	17
Weighted Average: 2	3	3	2	2	2

COLLATERAL DETAILS (CONTINUED)

Original Interest Only Term

Original Interest Only Term (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0	17.86	27.69	30.89	31.16	29.33
13 - 24	0.00	0.00	26.89	30.06	20.06
25 - 36	58.21	0.38	5.16	3.00	7.03
37 - 60	4.98	42.73	14.00	17.62	21.34
61 - 120	18.95	29.20	23.06	18.16	22.24
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 0	0	0	0	0	0
Maximum: 120	120	120	120	120	120
Weighted Average: 66	57	84	64	59	66

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0	36.38	60.58	50.17	44.29	49.25
4-6	0.00	0.17	4.06	0.22	1.37
7-12	8.18	9.84	8.87	6.41	8.07
13 - 24	12.67	3.00	29.80	37.46	25.46
25 - 36	42.54	24.79	6.78	10.72	15.01
37 - 60	0.23	1.62	0.32	0.90	0.84
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 0	0	0	0	0	0
Maximum: 60	60	60	60	60	60
Weighted Average: 26	31	30	22	25	26

Credit Scores

Range of Credit Scores	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Not Available	0.00	0.67	0.00	0.30	0.27
1 - 580	0.00	0.26	1.15	0.92	0.77
581 - 600	0.00	0.00	0.67	0.56	0.42
601 - 620	0.00	0.47	0.54	1.26	0.77
621 - 640	4.77	4.30	10.22	11.05	8.80
641 - 660	8.21	7.53	11.43	12.44	10.70
661 - 680	13.45	13.61	17.98	15.60	15.72
681 - 700	21.18	16.95	14.71	17.04	16.60
701 - 720	8.00	14.66	15.34	12.56	13.57
721 - 740	20.28	14.34	10.43	10.03	11.87
741 - 760	12.16	9.53	6.79	9.36	8.81
761 - 780	4.69	9.36	7.83	5.80	7.15
781 - 800	4.44	6.72	2.35	2.45	3.54
Greater than or equal to 801	2.82	1.61	0.58	0.63	0.99
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 506	623	560	522	506	506
Maximum: 817	815	817	813	817	817
Non-zero Weighted Average: 699	711	712	693	692	699

COLLATERAL DETAILS (CONTINUED)

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Less than or equal to 50.00	1.90	3.03	1.41	0.64	1.51
50.01 - 55.00	2.37	1.22	0.34	0.58	0.78
55.01 - 60.00	2.12	5.04	0.44	1.22	1.92
60.01 - 65.00	4.57	7.62	2.37	0.65	3.05
65.01 - 70.00	27.72	11.22	17.07	9.02	13.33
70.01 - 75.00	8.98	9.00	3.91	2.22	4.77
75.01 - 80.00	48.00	51.89	65.28	73.84	64.34
80.01 - 85.00	0.00	0.89	0.81	0.62	0.70
85.01 - 90.00	1.10	3.94	4.13	4.30	3.94
90.01 - 95.00	1.74	3.67	2.21	4.02	3.22
95.01 - 100.00	1.50	2.48	2.02	2.90	2.43
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 13.86	43.08	13.86	39.67	20.00	13.86
Maximum: 100.00	100.00	100.00	100.00	100.00	100.00
Weighted Average: 77.85	74.40	75.50	78.00	79.71	77.85

Documentation Type

Documentation Type	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Full (I-A)	26.96	33.20	16.02	18.52	21.72
Reduced with VOA (A-SI)	38.86	16.31	39.85	32.06	31.34
No Ratio (A-NI)	15.58	19.87	26.75	23.33	23.03
Stated/Stated with Vvoe (S-S)	4.75	6.84	7.65	11.86	8.91
None (NI-NA)	13.85	23.79	9.72	14.23	15.00
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

Loan Purpose	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Purchase	55.85	58.41	75.12	80.26	71.94
Cashout	27.60	29.67	20.56	17.00	21.75
Rate/Term	16.55	11.91	4.32	2.74	6.31
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

COLLATERAL DETAILS (CONTINUED)

Occupancy Status

Occupancy Status	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Owner-Occupied	72.73	78.60	66.54	60.98	67.55
Investor	25.29	12.69	30.89	36.17	28.41
Second Home	1.98	8.71	2.56	2.85	4.04
Total:	100.00	100.00	100.00	100.00	100.00

Property Type

Property Type	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
Single Family Residence	52.50	61.01	51.83	48.23	52.56
PUD	21.37	18.58	15.68	14.08	16.12
Condo	13.89	10.74	3.94	8.83	8.13
2-Family	8.30	5.78	16.54	11.97	11.69
3-Family	0.00	2.33	8.04	7.95	6.12
4-Family	3.94	1.36	3.31	7.04	4.37
Townhouse	0.00	0.20	0.67	1.83	0.97
Co-op	0.00	0.00	0.00	0.08	0.03
Total:	100.00	100.00	100.00	100.00	100.00

Geographic Distribution

Geographic Distribution	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
California	29.56	11.96	25.00	13.93	18.00
Florida	12.33	16.34	6.58	14.23	12.23
New York	12.19	7.43	18.95	7.36	11.28
New Jersey	5.38	12.19	10.95	11.55	11.07
Massachusetts	2.45	13.66	9.61	8.69	9.66
Virginia	5.82	3.79	8.38	9.23	7.48
Maryland	2.81	4.09	5.85	8.00	6.08
Nevada	7.17	1.12	5.28	2.66	3.44
Minnesota	3.71	5.90	0.62	3.39	3.14
South Carolina	0.43	7.08	0.71	0.90	2.22
Other	18.16	16.45	8.06	20.06	15.42
Total:	100.00	100.00	100.00	100.00	100.00

COLLATERAL DETAILS (CONTINUED)

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
10 - 12	0.00	0.00	0.19	0.00	0.06
13 - 23	0.00	0.00	72.59	72.92	50.92
24 - 35	99.16	0.00	8.21	7.81	12.71
36 - 59	0.84	100.00	19.02	19.27	36.31
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 11	29	50	11	15	11
Maximum: 59	48	59	59	59	59
Weighted Average: 36	34	57	30	30	36

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.751 - 1.000	0.00	0.10	0.00	0.45	0.20
1.751 - 2.000	7.04	1.20	1.18	0.31	1.26
2.751 - 3.000	66.95	3.33	71.13	70.34	55.03
3.001 - 3.250	0.00	0.00	0.00	0.10	0.04
4.751 - 5.000	2.69	43.72	17.61	16.42	22.04
5.751 - 6.000	23.32	51.65	10.07	12.38	21.43
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 1.000	2.000	1.000	2.000	1.000	1.000
Maximum: 6.000	6.000	6.000	6.000	6.000	6.000
Weighted Average: 4.067	3.683	5.410	3.643	3.688	4.067

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.751 - 1.000	68.02	33.01	87.93	86.32	73.32
1.751 - 2.000	31.98	66.99	12.07	13.68	26.68
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum: 1.000	1.000	1.000	1.000	1.000	1.000
Maximum: 2.000	2.000	2.000	2.000	2.000	2.000
Weighted Average: 1.267	1.320	1.670	1.121	1.137	1.267

COLLATERAL DETAILS (CONTINUED)

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
2.751 - 3.000	0.00	0.00	0.37	0.00	0.11
4.501 - 4.750	0.00	0.00	0.00	0.04	0.01
4.751 - 5.000	55.75	44.53	71.62	59.00	59.33
5.751 - 6.000	44.25	55.47	27.63	40.83	40.37
6.751 - 7.000	0.00	0.00	0.39	0.00	0.12
10.751 - 11.000	0.00	0.00	0.00	0.13	0.05
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 3.000	5.000	5.000	3.000	4.750	3.000
Maximum: 11.000	6.000	6.000	7.000	11.000	11.000
Weighted Average: 5.407	5.443	5.555	5.276	5.416	5.407

Gross Margin

Range of Gross Margins (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
1.251 - 1.500	0.00	0.00	0.00	0.22	0.08
1.751 - 2.000	0.00	0.99	0.00	0.00	0.23
2.001 - 2.250	35.94	46.72	10.89	6.02	18.96
2.251 - 2.500	10.93	3.88	2.80	1.87	3.27
2.501 - 2.750	3.69	5.87	4.00	3.36	4.16
2.751 - 3.000	3.47	15.26	6.30	9.80	9.52
3.001 - 3.250	12.77	6.47	9.54	7.67	8.34
3.251 - 3.500	24.11	17.89	15.96	15.83	16.94
3.501 - 3.750	4.06	1.64	14.03	12.31	9.81
3.751 - 4.000	1.18	0.15	6.50	5.60	4.31
4.001 - 4.250	0.00	0.36	6.70	4.21	3.79
4.251 - 4.500	0.00	0.00	11.89	24.43	13.25
4.501 - 4.750	3.14	0.27	5.05	2.86	2.96
4.751 - 5.000	0.36	0.25	2.90	3.83	2.48
5.001 - 5.250	0.00	0.00	2.30	0.81	1.02
5.251 - 5.500	0.36	0.26	0.90	0.21	0.44
5.501 - 5.750	0.00	0.00	0.25	0.00	0.08
5.751 - 6.000	0.00	0.00	0.00	0.14	0.05
6.001 - 6.250	0.00	0.00	0.00	0.06	0.02
6.251 - 6.500	0.00	0.00	0.00	0.11	0.04
6.501 - 6.750	0.00	0.00	0.00	0.30	0.12
6.751 - 7.000	0.00	0.00	0.00	0.23	0.09
8.001 - 8.250	0.00	0.00	0.00	0.14	0.05
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 1.500	2.250	1.875	2.250	1.500	1.500
Maximum: 8.240	5.375	5.500	5.750	8.240	8.240
Weighted Average: 3.416	2.916	2.720	3.621	3.752	3.416

COLLATERAL DETAILS (CONTINUED)

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.99	0.00	0.00	0.23
2.001 - 2.250	33.77	45.25	10.89	5.79	18.38
2.251 - 2.500	11.76	3.80	2.80	1.78	3.27
2.501 - 2.750	4.17	5.65	3.77	3.47	4.11
2.751 - 3.000	3.47	11.59	5.27	7.30	7.39
3.001 - 3.250	12.03	8.13	9.77	7.88	8.81
3.251 - 3.500	24.11	19.88	15.65	15.95	17.34
3.501 - 3.750	4.06	2.89	14.62	12.90	10.51
3.751 - 4.000	1.18	0.15	6.76	6.25	4.65
4.001 - 4.250	0.00	0.36	6.44	4.75	3.92
4.251 - 4.500	0.00	0.00	12.31	24.68	13.48
4.501 - 4.750	3.14	0.27	5.05	2.89	2.97
4.751 - 5.000	1.95	0.53	2.84	3.10	2.35
5.001 - 5.250	0.00	0.00	2.30	0.81	1.02
5.251 - 5.500	0.36	0.26	0.90	0.24	0.46
5.501 - 5.750	0.00	0.25	0.25	0.00	0.13
5.751 - 6.000	0.00	0.00	0.00	0.30	0.12
6.001 - 6.250	0.00	0.00	0.06	0.24	0.11
6.251 - 6.500	0.00	0.00	0.00	0.11	0.04
6.501 - 6.750	0.00	0.00	0.00	0.30	0.12
6.751 - 7.000	0.00	0.00	0.31	0.44	0.27
7.001 - 7.250	0.00	0.00	0.00	0.32	0.13
7.501 - 7.750	0.00	0.00	0.00	0.08	0.03
8.001 - 8.250	0.00	0.00	0.00	0.17	0.07
8.501 - 8.750	0.00	0.00	0.00	0.24	0.09
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 1.875	2.250	1.875	2.250	2.250	1.875
Maximum: 8.750	5.375	5.750	6.990	8.750	8.750
Weighted Average: 3.464	2.954	2.769	3.644	3.820	3.464

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups IV (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-IV (%) Percentage by Aggregrate Cut-off Date Principal Balances
9.251 - 9.500	0.86	1.26	0.00	0.29	0.46
9.501 - 9.750	5.06	1.70	1.31	0.00	1.15
9.751 - 10.000	4.06	4.66	0.00	0.00	1.36
10.001 - 10.250	3.34	3.30	1.61	0.89	1.84
10.251 - 10.500	10.74	3.66	0.72	0.85	2.16
10.501 - 10.750	16.01	4.17	1.96	2.28	3.60
10.751 - 11.000	25.79	10.04	7.28	5.25	8.44
11.001 - 11.250	5.37	11.03	5.99	5.75	7.00
11.251 - 11.500	9.46	18.62	7.13	9.51	10.86
11.501 - 11.750	11.59	11.56	10.69	10.55	10.90
11.751 - 12.000	7.72	10.43	15.57	10.85	11.98
12.001 - 12.250	0.00	10.48	9.35	9.89	9.15
12.251 - 12.500	0.00	9.09	10.41	8.95	8.79
12.501 - 12.750	0.00	0.00	8.22	10.58	6.68
12.751 - 13.000	0.00	0.00	6.58	8.91	5.52
13.001 - 13.250	0.00	0.00	3.10	4.13	2.57
13.251 - 13.500	0.00	0.00	2.75	4.34	2.55
13.501 - 13.750	0.00	0.00	3.15	2.51	1.95
13.751 - 14.000	0.00	0.00	2.40	2.62	1.77
14.001 - 14.250	0.00	0.00	0.55	0.75	0.47
14.251 - 14.500	0.00	0.00	1.01	0.20	0.39
14.501 - 14.750	0.00	0.00	0.00	0.40	0.16
14.751 - 15.000	0.00	0.00	0.00	0.07	0.03
15.001 - 15.250	0.00	0.00	0.00	0.29	0.11
15.751 - 16.000	0.00	0.00	0.24	0.00	0.07
17.751 - 18.000	0.00	0.00	0.00	0.13	0.05
Total:	100.00	100.00	100.00	100.00	100.00
Minimum: 9.500	9.500	9.500	9.750	9.500	9.500
Maximum: 18.000	12.000	12.500	15.870	18.000	18.000
Weighted Average: 11.897	10.927	11.385	12.096	12.217	11.897

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the Securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.